SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                              Camden Mines Limited.
                              --------------------
                                (Name of Issuer)

                        Common Stock, par value $0.00001
                        --------------------------------
                         (Title of Class of Securities)

                                   133006 10 6
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                     Devlin Jensen, Barristers & Solicitors
                         555 W. Hastings St., Suite 2550
                        Vancouver, B.C., Canada, V6B 4N5
                                 (604) 684-2550

                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 5th, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 133006 10 6                   13D                   Page 2 of 5 Pages

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(1) NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Xianping Wang
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
     (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------
(3) SEC USE ONLY


--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Intructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------

                    (7) SOLE VOTING POWER

                         45,000,000
Number of           ------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by                 0
Each                ------------------------------------------------------------
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                         45,000,000
                    ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,000,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          73.70%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.: 133006 10 6                   13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.00001 par value per share (the "Common Stock") of Camden Mines Limited , a corporation organized under the laws of the State of Nevada (the "Issuer"). The Issuer's registered office is 101 Convention Center Drive, suite 700, Las Vegas, NV 89109. The address of the principal executive offices of the Issuer is 1040 West Georgia Street, suite 1160, Vancouver, BC, Canada, V6E 4H1.


Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Xianping Wang's principal occupation is President of Asia-Durable (Beijing) Investments Co., Ltd. Mr. Wang's residential address is B-26F Oriental Kenzo, No. 48, Dongzhimenwai, Dongcheng District, Beijing, P.R. China, 100027.


          (d) - (f)

          During the last five years, Mr. Xianping Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Xianping Wang is citizen of the People's Republic of China.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to a Stock Purchase Agreement dated July 16, 2004, between Mr. Xianping Wang, Sergei Stetsenko and Hugh Grenfal, Mr. Wang acquired 45,000,000 shares of common stock of the Issuer in aggregate from Mr. Stetsenko and Mr. Grenfal for consideration of $50,000.00 constituting approximately 73.70% of the Issuer's outstanding capital stock.


Item 4.   PURPOSE OF TRANSACTION

          Mr. Xianping Wang is currently holding the shares for investment purposes. Mr. Xianping Wang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 133006 10 6                   13D                   Page 4 of 5 Pages


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Xianping Wang currently owns 45,000,000 shares of Common Stock of the Issuer which represents approximately 73.70% of the outstanding Common Stock of the Issuer. This percentage is based on 61,056,375 shares of Common Stock issued and outstanding.

          (b) Mr. Xianping Wang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 45,000,0000 shares of Common Stock.

          (c) Except as otherwise described herein, and to the knowledge of Mr. Xianping Wang, Mr. Wang has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Mr. Xianping Wang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Xianping Wang.

          (e) It is inapplicable for the purpose herein to state the date on which Mr. Xianping Wang ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Xianping Wang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Xianping Wang.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 133006 10 6                   13D                   Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: Aug 12, 2004                                /s/ Xianping Wang
                                            ----------------------------------
                                                       Xianping Wang